Hollysys Automation Technologies Signed a High-Speed Rail ATP Contract Valued at US$ 4.2 Million

Beijing, China – December 16, 2011 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, announced today that it signed a contract of approximately US$ 4.2 million or RMB 26.60 million to supply its 200-250km/h high-speed rail ATP equipment to Ministry of Railways of China (“MOR”), which will be finished delivering by December 31, 2011.

The on-board signaling equipment ATP (Automatic Train Protection) works together with the ground-based signaling equipment TCC (Train Control Center), as the crucial control elements in the high-speed railway signaling systems to ensure the safety and reliability of the high-speed railway operation.

Dr. Changli Wang, CEO and Chairman of Hollysys, commented: “We are pleased of signing this 200-250km/h high-speed rail ATP contract for the works we’ve already completed largely.  With approximately 17,000 km of high-speed rail tracks currently in construction in China, we are still seeing a huge market potential in high-speed rail signaling market for leading players like Hollysys to realize and capture. Given the whole product suite of our proprietary high-speed rail signaling systems completed and received European Safety Standard certification, Hollysys is poised to explore the vast international railway market to further create value for our shareholders.”

About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 40 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 2000 customers in the industrial, railway, subway & nuclear industries in China, south-east Asia, and the middle east. Its proprietary technologies are applied in its industrial automation solution suite including Distributed Control System (DCS), Programmable Logic Controller (PLC), RMIS, HAMS, OTS, and other products, high-speed railway signaling system of Train Control Center(TCC) and Automatic Train Protection (ATP), and other products, subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

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Safe Harbor
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For further information, please contact:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
+8610-58981386
+8610-58981326
investors@hollysys.com